Exhibit 99.11

CONSENT OF DANIEL DOUCET

I consent to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 25, 2015 (the “Annual Report”) of my name and the information that I ave approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form of Agnico Eagle Mines Limited dated March 12, 2015 (the “AIF”) filed as part of the Annual Report.

I also consent to the incorporation by reference in the Registration Statements on Form F-10 (registration no. 333-174751), Form F-3D (registration no. 333-190888) and Form S-8 (registration nos. 333-130339 and 333-152004) of the reference to my name and the above-mentioned information in the AIF.

March 25, 2015

/s/ Louise Grondin
Louise Grondin
Senior Vice-President, Environment and Sustainable Development